UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sensus (Bermuda 2) Ltd.	Sensus USA Inc.
Full name of registrant	Full name of registrant

N/A	N/A
Former name if applicable	Former name if applicable

8601 Six Forks Road, Suite 700

Address of principal executive office (street and number)

Raleigh, North Carolina 27615

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of its consolidated financial statements for the fiscal quarter ended September 30, 2010, Sensus (Bermuda 2) Ltd. and Sensus USA Inc. (collectively, the “Company”) is conducting an internal review of its accounting practices principally with respect to the recognition of revenue for transactions related to certain customer contracts. For the fiscal year ended March 31, 2010, the Company retroactively adopted the Financial Accounting Standards Board’s amended accounting standards ASU 2009-13 and ASU 2009-14, which generally allows the Company to recognize revenue and product costs for its FlexNet™ AMI systems when those products are delivered to customers. Prior to closing its books for the fiscal quarter ended September 30, 2010, the Company identified potential errors in the application of its revenue recognition practices with respect to certain customer contracts. Instead of recognizing all revenue for product deliveries under such contracts, the Company may have been required to defer a portion of the revenue under those contracts. The Company is currently working with the assistance of its independent registered public accounting firm to complete the analysis of the accounting treatment for the applicable customer contracts and to quantify the impact of the error on the Company’s historical financial statements and the financial statements for the fiscal quarter ended September 30, 2010. As a result of the foregoing, the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 at this time. The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 as soon as practicable, but does not currently expect that it will be filed before the fifth calendar day following its original due date as prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Thomas D. D’Orazio	(919)	845-4000
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☐  [1]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1 Because of the review discussed in Part III above, the Company has not checked either box in Part IV, subsection 3. The precise impact on the Company’s financial statements will not be known until the Company has completed its internal review, and it is not possible at this time for the Company to determine the impact on recorded net sales under the applicable customer contracts. The Company does not expect that there will be any material impact on its previously reported cash flows from operations or its compliance with the financial covenants under the Company’s senior credit facilities as a result of the matters referred to in Part III above.

This Form 12b-25 contains statements, including statements regarding the internal review currently being undertaken by the Company, statements as to the Company’s preliminary estimates as to the impact on net sales of the Company for the affected periods and statements regarding the periods that would likely be impacted by a restatement, if one is required, that are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the Company’s current expectations, but the Company can give no assurance that such expectations will prove to be accurate. The Company’s expectations expressed or implied in these forward-looking statements may turn out to be incorrect. Actual results could vary materially from the description contained herein due to many factors, including the outcome of the Company’s internal review, including a determination that the revenue recognition errors are more widespread than originally contemplated or that other accounting errors have been made historically, which could require adjustments to the Company’s estimates. The Company can also make no assurance that, as a result of its internal review, additional accounting issues will not be uncovered that will have an impact on past or future results of operations. The forward-looking statements made in this Report speak only as of today, and the Company does not undertake any obligation to update any such statements to reflect events or circumstances occurring after today.

The registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS (BERMUDA 2) LTD.

Dated:	November 15, 2010	By:	/s/ Peter Mainz
		Name:	Peter Mainz
		Title:	Chief Executive Officer & President

SENSUS USA INC.

Dated:	November 15, 2010	By:	/s/ Peter Mainz
		Name:	Peter Mainz
		Title:	Chief Executive Officer & President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).